BB

Amendment

SO 4/19/04

04017759

SEC. COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 48091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berry-Shino Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14500 N. Northsight Blvd. Ste. 101
(No. and Street)

Scottsdale	Arizona	85260
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Matthew Shino — 480-315-3660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian R. Lee CPA PC
(Name – *if individual, state last, first, middle name*)

PO Box 27952	Tempe	Arizona	85285-7952
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED APR 19 2004 WASH., D.C. 181 SECTION

PROCESSED APR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Matthew Shino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berry-Shino Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAUL W. OSMAN
Notary Public - Arizona
Maricopa County
My Commission Expires
March 18, 2007

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berry-Shino Securities, Inc.

Restated Financial Statements

And Independent Auditors' Report

Year Ended December 31, 2003

Contents

Brian R. Lee
CERTIFIED PUBLIC ACCOUNTANT
A Professional Corporation
(480) 774-0852 • (480) 774-0857 FAX
2164 East Broadway Road, Suite 302 • Tempe, Arizona 85282-1765
P. O. Box 27952 • Tempe, Arizona 85285-7952

Independent Auditors' Report

To Board of Directors
Berry-Shino Securities, Inc.
Scottsdale, Arizona

We have audited the accompanying statement of financial condition of ***Berry-Shino Securities, Inc.*** (an Arizona C-Corporation) as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Berry-Shino Securities, Inc.*** as of December 31, 2003, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, supplemental schedule of statement regarding Rule 15c3-3 of the Securities and Exchange Commission, and independent auditors' report on internal control required by SEC Rule 17a-5 contained in the additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note L to the financial statements, various errors from mathematical mistakes and oversight that existed at the time the financial statements were originally issued were discovered by the Company's management during the current year. Accordingly, the 2003 financial statements have been restated with corrections of these errors that do not involved the consistency standard as no element of accounting principles or their application is involved.

Brian R. Lee, CPA, P.C.
Tempe, Arizona
March 30, 2004

Financial Statements

Statement of Financial Condition
For the year ended December 31, 2003

Assets	
Cash and cash equivalents	$ 56,643
Receivables	
Brokers, dealers and clearing organizations	84,666
Draws on broker commissions and advances	740,641
Total receivables	825,307
Less allowance for doubtful accounts	(565,490)
Net receivables	259,817
Prepaid expenses	38,674
Securities owned	
Marketable, at market value	215,723
Not readily marketable, at estimated fair value	65,772
Total securities owned	281,495
Secured demand notes	250,000
Property and equipment, less accumulated depreciation of $218,482	51,298
Other assets	74,977
Total Assets	**$ 1,012,904**

Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued liabilities	$ 353,426
Note payable	15,932
Obligation Under Capital Lease	11,510
Total Liabilities	380,868
Subordinated Borrowings	290,000
Stockholders' Equity	
Common Stock - No Par Value, 10,000 Shares Authorized; 5,812 and 4,792 shares issued, and 5,787 and 4,767 shares outstanding, respectively	3,088,000
Treasury Stock - At Cost, 25 Shares	(25,000)
Accumulated Deficit	(2,720,964)
Total Stockholders' Equity	342,036
Total Liabilities and Stockholders' Equity	**$ 1,012,904**

The accompanying notes are an integral part of these financial statements.

Statement of Income
For the year ended December 31, 2003

Revenues	
Commissions - trading	$ 1,741,560
Commissions and fees - investment banking	1,021,074
Commissions - other	2,629
Interest and dividends	30,009
Net dealer inventory and investment gains/(losses)	136,811
Other Income	52,377
Total Revenue	2,984,460
Expenses	
Employee compensation and benefits	305,274
Commissions and floor brokerage fees	1,587,004
Communications	170,584
Occupancy	305,309
Interest	28,747
Advertising	1,958
Other operating expenses	499,625
Total Expenses	2,898,501
Net Income	**$85,959**

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2003

Stockholders' Equity	Common Stock	Treasury Stock	Accumulated Deficit
Balances At December 31, 2002	$ 2,883,000	$ (25,000)	$ (2,779,249)
Net income			85,959
Prior period adjustment (see Note J)			(27,674)
Sale of 1,020 common shares	205,000	-	-
Balances At December 31, 2003	**$ 3,088,000**	**$ (25,000)**	**$ (2,720,964)**

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Subordinated Borrowings
For the year ended December 31, 2003

Subordinated Borrowings	Amount
Subordinated Borrowing At December 31, 2002	$ 390,000
Decreases:	
Payment of subordinated note	(100,000)
Subordinated Borrowing At December 31, 2003	**$ 290,000**

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the year ended December 31, 2003

Cash Flows From Operating Activities		
Net Income	$	85,959
Adjustment to Reconcile Net Income to Net Cash (Used In) Operating Activities		
Depreciation		26,750
Change in allowance for doubtful receivables		(176,213)
Prior period adjustment		(27,674)
(Increase) Decrease in		
Receivables		214,233
Prepaid expenses		(7,519)
Securities owned		(275,624)
Secured demand notes		100,000
Increase (Decrease) in		
Accounts payable and accrued liabilities		(74,545)
Total Adjustments		(220,592)
Net Cash (Used in) Operating Activities		*(134,633)*
Cash Flows From Investing Activities		
Purchase of Property and Equipment		(3,101)
Net Cash (Used in) Investing Activities		*(3,101)*
Cash Flows From Financing Activities		
Proceeds from issuance of common stock		205,000
Payments on subordinated notes		(100,000)
Payments on obligation under capital lease		(8,080)
Net Cash Provided by Financing Activities		*96,920*
Net Increase (Decrease) in Cash and Cash Equivalents		(40,814)
Cash and Cash Equivalents, Beginning of Year		97,457
Cash and Cash Equivalents, End of Year	**$**	**56,643**

Supplemental Disclosures of Cash Flow Information		
Cash Paid During the Year for Interest	$	6,263

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2003

Note A –
Summary of Significant Accounting Policies and Nature of Operations

A summary of Berry-Shino Securities, Inc. (the Company's) significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Organization and Nature of Operations

Berry-Shino Securities, Inc. (an Arizona C-Corporation) was incorporated in the State of Arizona on July 16, 1993. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 of the Securities and Exchange Commission (SEC) and is registered with the National Association of Securities Dealers, Inc. (NASD). The Company processes its trades through two clearing broker dealers. The Company has its main office and its office of supervisory jurisdiction located in Scottsdale, Arizona with other offices in New York, New York. The Company has adopted a fiscal year end of December 31.

Methods of Accounting

The Company has adopted the accrual basis of accounting for financial statement purposes and cash basis for income tax purposes.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Secured Margin Overdraft

Margin accounts maintain by the Company at a clearing broker-dealer may become overdrawn. These accounts are secured by collateral held by the clearing broker-dealer for demand notes related to the subordinated borrowings.

Notes to Financial Statements
December 31, 2003

Note A – CONTINUED
Summary of Significant Accounting Policies and Nature of Operations

Securities Owned

Securities owned are classified as trading securities and recording at published market value or at estimated fair market value, as determined by management, with unrealized gains and losses accounted for in the current income/(loss). In computing the realized gains and losses on sale of securities, the Company uses the first-in first-out method to identify the basis of the securities sold. For the purpose of the statement of cash flows, trading securities are classified as operating activities.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful life of the assets, which range from 3 to 10 years, using straight-line and double-declining balance methods for financial reporting purposes and accelerated methods for tax purposes.

The Company reviews its property and equipment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of these assets exceeds its fair value. No impairment loss was recorded during the year ended December 31, 2003.

Revenues

The Company's main sources of revenue are from: (1) trading commissions, and (2) investment banking commissions and fees. The Company, as a broker-dealer, records trading commissions gross and recognizes related revenues on a trade date basis. The Company processes trades on the stock market for clients. These trades are handled through third-party executing brokers and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company also receives income from commissions paid by mutual funds, insurance companies and transfers also known as trailers. These funds are earned when transactions are generated by brokers. The mutual funds and insurance companies issue commission checks to the Company periodically for initial placements. Trailer commissions are generally paid quarterly. The Company also received revenues from investment banking commissions and fees during the year. For the investment banking commissions, the Company acts as an agent for private placement offerings and earns a commission on the offerings, net of syndicate expenses. Investment banking commissions and fees are recorded on an accrual basis. Essentially, commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the issuer. In accordance with selling agreements and management discretion, the payment of commissions is contingent upon the Company's receipt of amounts due from the various offering sponsors in the future periods.

Notes to Financial Statements
December 31, 2003

Note A – CONTINUED
Summary of Significant Accounting Policies and Nature of Operations

Receivables

The Company had receivables due from brokers, dealers and clearing organizations and relating to draws on broker commissions and advances. $707,884 of the $825,307 total receivables was over 90 days past due at December 31, 2003. The Company has an allowance for doubtful receivables of $565,490 relating to its receivables as of that date. These receivables are generally non-interest bearing financial instruments for the Company.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising costs of $1,958 for the year ended December 31, 2003.

Income Taxes

The Company provides for income taxes under the provisions of Statement of Financial Accounting Standards, No. 109, *"Accounting for Income Taxes"*. Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date.

At December 31, 2002, the Company had a federal net operating loss carryforward available to reduce future taxable income of $1,274,763. This carryfoward expires beginning in 2020. The Company's 2003 income tax returns have not yet been prepared but are on extension. The recoverability of these loss carryforwards is contingent upon the Company's ability to generate future taxable income and accordingly will be recognized as the Company generates taxable income.

Notes to Financial Statements
December 31, 2003

Note B - Related Party Transactions

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2003:

Receivables – Draws on broker commissions and advances	Amount
(draws – stockholder (R. Berry))	$ 6,751
(draws – stockholder (R. M. Shino))	75,000
(other unrelated parties)	658,890
Total	**$740,641**

Accounts payable and accrued liabilities	Amount
(commissions payable – stockholder (R. Berry))	$ 7,124
(commissions payable – stockholder (R. M. Shino))	4,057
(other unrelated parties)	342,245
Total	**$ 353,426**

Note payable	Amount
(Sure-lock Development LP)	$ 15,932
Total	**$ 15,932**

Obligation under capital lease	Amount
(Ira B. Hall Family Trust)	$ 11,510
Total	**$ 11,510**

Subordinated borrowings	Amount
(subordinated loan – stockholder (I. Hall))	$ 100,000
(subordinated loan – stockholder (R. Gold))	140,000
(subordinated loan – stockholder (R. M. Shino))	50,000
Total	**$ 290,000**

Expenses – Other expenses	Amount
(contract labor – independent contractor – Financial Operations Principal for Company (M. Daniel))	$ 22,300
(other unrelated parties)	477,325
Total	**$499,625**

One stockholder that is an officer of the Company is paid a salary and broker commissions. This officer elected to not receive a salary for the majority of the year ended December 31, 2003. Two other stockholders are paid only commissions.

Notes to Financial Statements
December 31, 2003

Note C -
Securities Owned

Securities owned are classified as trading securities. Marketable securities are recorded at published market value. Securities not readily marketable include investment securities that cannot be offered or sold because of restriction or conditions applicable to the securities or that cannot be publicly offered or sold unless registration has been affected under the Securities Exchange Act of 1934. At December 31, 2003, securities not readily marketable consist of restricted stocks and warrants, which are stated at their estimated fair market value, as determined by management.

Note D -
Property and Equipment

Property and equipment consisted of the following at December 31, 2003:

Furniture and Fixtures		$ 107,171
Computers and Equipment		157,430
Computer Software		914
Leasehold Improvements		4,265
		269,780
Accumulated Depreciated		(218,482)
	Total	**$ 51,298**

The Company has a capital lease for furniture and fixtures items financing it with a related party. At December 31, 2003, these assets have a cost of $24,891 and an accumulated depreciation of $12,645.

Notes to Financial Statements
December 31, 2003

Note E –
Long-Term Obligations

Long-term obligations (including note payable and obligation under capital lease) consisted of the following at December 31, 2003:

Unsecured note payable to related party, interest at 8% per annum, principle and interest due December 2005	$ 15,932
Obligation under capital lease to stockholder, secured by capital assets, quarterly payments of $2,509 including interest at 11.648% per annum, due through April 2005	11,510
	27,442
Current Portion	(9,073)
Total	**$ 18,369**

Future minimum annual principle payments on long-term debt are as follows at December 31, 2003: 2004 - $9,073; 2005 - $18,369.

Note F –
Subordinated Borrowings and Secured Demand Notes

The notes due to related parties, which are subordinated to claims of general creditors and secured by demand notes, are as follows at December 31, 2003:

Subordinated Note, 9.5%, Due March 2004 (I. Hall)	$ 100,000
Subordinated Note, 8%, Due February 2005 (R. Gold)	100,000
Subordinated Note, 8%, Due March 2005 (R. M. Shino)	50,000
Subordinated Note, 8%, Due February 2005 (R. Gold)	40,000
Total	**$ 290,000**

The subordinated borrowings are due to certain of the Company's stockholders and are covered by agreements approved by the National Association of Securities Dealers, Inc., thus they are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. All borrowings are secured by related demand notes totaling $250,000 at December 31, 2003.

Interest on the subordinated borrowings is not due until expiration of these notes. Interest expense recorded during the fiscal year ended December 31, 2003 on subordinated borrowings was approximately $25,848. Per approved NASD agreements, secured demand notes do not bear interest.

Notes to Financial Statements
December 31, 2003

Note G –
Commitments and Contingencies

Operating Leases

The Company conducts its Scottsdale, Arizona and New York City, New York offices under operating leases that are currently to expire May 2006 and November 2008, respectively. The following is a schedule by years of future minimum rental payments required under the Company's leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2003.

Year Ending December 31,	Amount
2004	$ 294,908
2005	302,476
2006	263,257
2007	234,167
2008	222,310
2009 and thereafter	0
Total	$1,317,118

Total rent expense for the year ended December 31, 2003 was $301,224.

Litigation and/or Arbitrations

The Company may be a party to various legal actions arising from the normal course of business. In management's opinion, the Company has adequate legal defenses, and does not believe the outcome of such legal actions will materially affect the Company's operation and/or financial position.

Governmental Regulation

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had any material effect in 2003 upon the capital expenditures, net income, financial condition or competitive position of the Company. Management believes that its current practices and procedures comply with applicable federal and state requirements.

Concentration of Risk - Geographic Concentration

The Company currently has customers in approximately 45 states within the United States (higher volumes of revenues relating to customers in Arizona, New York and California) and approximately 12 foreign countries (higher volumes of activity in United Kingdom, Jamaica and Germany) with no concentrations of revenues in any specific geographical location.

Notes to Financial Statements
December 31, 2003

Note H –
Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform (SEC) Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires a specific ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2003, the Company had net capital of $178,142, which was $128,142 in excess of its required net capital of $50,000. The Company's net capital requirement reduced during 2003 from $100,000 to $50,000. The Company's net capital ratio was 93 to 1. The net capital ratio in 2003 is in excess of the required ratio of 15 to 1.

Note I -
Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents

The carrying amount reported in the balance sheet for cash and cash equivalents approximates their fair value because of the short maturity of these instruments.

Receivables

The fair value of receivables due from brokers, dealers and clearing organizations and from draws on broker commissions and advances is not determinable since these financial instruments are not readily marketable. Management maintains an allowance for doubtful receivables relating to these receivables.

Secured Demand Notes

The fair value of secured demand notes is not determinable since these financial instruments are not readily marketable.

Accounts Payable and Accrued Liabilities

The fair value of the accounts payable and accrued liabilities is not determinable since these financial instruments are not readily marketable.

Note Payable

The carrying amount reported in the statement of financial condition for note payable approximates its fair value because the interest rate on this instrument approximates interest rates charged on borrowings with similar risk.

Obligation under capital lease

The carrying amount reported in the statement of financial condition for obligation under capital lease approximates its fair value because the interest rate on this instrument approximates interest rates charged on borrowings with similar risk.

Notes to Financial Statements
December 31, 2003

Note J–
Prior Period Adjustment

Accumulated deficit at the beginning of 2003 has been adjusted. The adjustment resulted from cumulative rent expense increase as of December 31, 2002 of $27,674. The cumulative impact for changing to the use of straight-line rents compared to rental payments relating to office space leases, as recommended by Statement of Financial Accounting Standards No. 13, *"Accounting for Leases"*, resulted in increases to rent expense of $7,819 and $19,855 for the years ended December 31, 2001 and 2002, respectively, for a total adjustment to accumulated deficit of $27,674. No adjustment for income tax effect on this change with no change to provision of income taxes expense (benefit) for these years as the Company has experienced significant net operating loss carryforward amounts and no benefit booked by the Company to date.

Note K –
Going Concern

As shown in the financial statements, the Company had a net income of $85,959 for the year ended December 31, 2003 but had incurred net losses of $1,373,275 and $646,663 for the years ended December 31, 2001 and 2002, respectively. Additionally, the Company has an accumulated deficit of $2,720,964 as of December 31, 2003. Current economic conditions have limited the ability of the Company in acquiring additional equity capital.

In response to economic conditions, management has implemented revenue enhancements as well as initiated additional investor financing. Specifically, management has implemented plans to collect past due broker draw amounts (the Company is currently in the process of pursuing those individuals and due to the fact that some former employees had previously left the industry but many have recently returned to the industry increases the potential to collect. In addition, the Company recently rehired a former employee who owes the Company approximately $258,000 which substantially increases the Company's potential to collect money on a monthly payment plan and the Company will also benefit from that former employee's production. The Company has decided not to apply for the SBA loan due to the requirement to personally guarantee the loan but instead elected to issue additional shares of Company stock at $250 per share to raise the capital necessary to continue operations. In 2003, the Company underwrote or participated in eight investment banking private placements which raised approximately $7,000,000. So far in 2004, the Company has closed on approximately $3,000,000 in private placements. Investment banking business continues to carry a much higher margin to the Company and is expected to be a great source of revenue enhancements for the Company along with collection of past due broker draws/advances, etc. Management believes the combination of these actions maximizes the probability of the Company's ability to remain in business.

Because it is unclear whether the Company will be successful in accomplishing these objectives, there is uncertainty about the Company's ability to continue as a going concern. The financial statements do not include adjustments that might be necessary should the Company be unable to continue as a going concern.

Notes to Financial Statements
December 31, 2003

Note L –
Corrections of Various Errors, Not Involving Accounting Principles

The Company has restated its financial statements for the year ended December 31, 2003 with corrections of various errors from mathematical mistakes and oversight that existed at the time the financial statements were originally issued. These corrections of various errors do not involve the consistency standard as no element of accounting principles or their application is included.

The errors corrected with this restatement include:

- Correction of accumulated deficit balance at December 31, 2003 from $(2,693,290) to $(2,720,964) due to prior period adjustment amount of $(27,674) not part of calculation of amount for original financial statements presented;

- (2) Correction of beginning of year balances description on both statement of changes in stockholders' equity and statement of changes in subordinated borrowings from December 31, 2003 to December 31, 2002;

- (3) Correction of various rounding related amounts reported on statement of cash flows including net income from $85,956 to $85,959, (increase) decrease in receivables from $214,238 to $214,233, (increase) decrease in prepaid expenses from $(7,520) to $(7,519), total adjustments from $(220,588) to $(220,592), net cash (used in) operating "activities" (changed from word "expenses") from $(134,632) to $(134,633), net increase (decrease) in "cash and cash equivalents" (changed from "cash") from $(40,813) to $(40,814), and cash and cash equivalents, beginning of year from $97,456 to $94,457;

- (4) Correction for Note J – prior period adjustment relating to increase in rent expense for the year ended December 31, 2002 from $19,856 to $19,855;

- (5) Correction of letter reference of going concern note to financial statements from Note J to Note K;

- (6) Corrections to supplemental schedule of computation of net capital under rule 15c3-1 of the Securities and Exchange Commission schedule including: (a) change from "total stockbrokers' ..." to "total stockholders' ..." under net capital section; (b) change from "liabilities and stockholders' equity" to "aggregate indebtedness"; (c) change from "ratio: aggregate indebitness ..." to "ratio: aggregate indebtedness ..."; (d) removal of reconciliation with Company's computation with no activity and change from "... corporation's ..." to "... company's" within reconciliation with Company's computation; and

- (7) Corrections of other minor items such as removal of unnecessary single underlines, etc.

Additional Information

Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Net Capital		
Total stockholders' equity qualified for net capital	$	342,036
Additions		
Subordinated borrowings allowable in computations of net capital		290,000
Total capital and allowable subordinated borrowings		632,036
Deductions for non-allowable assets		
Receivables - over 30 days		190,815
Securities - not readily marketable		65,772
Furniture, equipment, and leasehold improvements, net		51,298
Other assets		113,651
Net capital before haircuts on securities positions (tentative net capital)		210,500
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f)		
Other securities		(32,358)
Total	**$**	**178,142**
Aggregate Indebtedness		
Items Included in Statement of Financial Condition		
Accounts Payable, Accrued Expenses, Short-Term Debt and Unsecured Debt	**$**	**165,711**
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	**$**	**50,000**
Excess Net Capital	**$**	**128,142**
Ratio: Aggregate Indebtedness to Net Capital		**93 to 1**

Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (CONTINUED)

December 31, 2003

Reconciliation with Company's Computation
(included in Part II of Form 17a-5(a) as of December 31, 2003)

Net Capital, as Reported in Company's Part II (Unaudited Revised FOCUS Report Filed February 10, 2004)	$	76,055
Net audit adjustments, primarily investment banking warrants, deferred rent (straight-line rents)		102,087
Net Capital Per Above	**$**	**178,142**

Supplemental Schedule of Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The Company is exempt from Rule 15c3-3 pursuant to paragraph (K)(2)(ii).

Brian R. Lee
CERTIFIED PUBLIC ACCOUNTANT
A Professional Corporation
(480) 774-0852 • (480) 774-0857 FAX
2164 East Broadway Road, Suite 302 • Tempe, Arizona 85282-1765
P. O. Box 27952 • Tempe, Arizona 85285-7952

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To Board of Directors
Berry-Shino Securities, Inc.
Scottsdale, Arizona

In planning and performing our audit of the financial statements of ***Berry-Shino Securities, Inc.*** (the Company) for the year ended December 31, 2003, on which we issued our report dated March 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess, whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Brian R. Lee
CERTIFIED PUBLIC ACCOUNTANT
A Professional Corporation
(480) 774-0852 • (480) 774-0857 FAX
2164 East Broadway Road, Suite 302 • Tempe, Arizona 85282-1765
P. O. Box 27952 • Tempe, Arizona 85285-7952

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian R. Lee, CPA, P.C.
Tempe, Arizona
March 30, 2004